                                                          FILED BY QUOVADX, INC.
                                                            PURSUANT TO RULE 425
                                                UNDER THE SECURITIES ACT OF 1933
                                      SUBJECT COMPANY: ROGUE WAVE SOFTWARE, INC.
                                                   COMMISSION FILE NO. 000-28900

Quovadx commenced an exchange offer and filed with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Rogue Wave filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx has mailed a Prospectus/Offer to Exchange and related offer materials to stockholders of Rogue Wave, and Rogue Wave mailed a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC website at www.sec.gov and at Quovadx's website at www.quovadx.com. Documents filed by Rogue Wave with the SEC may be obtained without charge at the SEC website and at Rogue Wave's website at www.roguewave.com.

This and other documents to which we refer you contain "forward-looking statements" concerning non-historical facts or matters that are subject to risks and uncertainties. These forward-looking statements may be preceded by, followed by or include the words "believes," "expects," "anticipates," "intends," "plans," "projections," "estimates," "may," "will," "should," "could" or similar expressions. These forward-looking statements represent Quovadx's expectations or beliefs concerning future events, many of which are outside of Quovadx's control. Many possible events or factors could affect the actual financial results and performance of Quovadx and Rogue Wave before the transaction and of the combined company after the transaction, and these factors or events could cause those results or performance to differ significantly from those expressed in Quovadx's forward-looking statements. Note that the Private Securities Litigation Reform Act of 1995 does not apply to statements to the extent made in connection with a tender offer.

                              TECH-STOCK PROSPECTOR

ISSUE #20                  ROBERT DEFRANCESCO, EDITOR           DECEMBER 4, 2003

         TSP INTERVIEW                                      LORINE SWEENEY

                      INTEGRATING & IMPROVING THE DATA FLOW

Back in 1997, Lorine Sweeney founded software provider Quovadx in her dining room. Now the Englewood, Colorado-based company, which went public in February 2000, is on track to top $100 million in revenue next year. Deloitte & Touche named Quovadx-with some 3,600 customers and 550 employees-Colorado's second-fastest growing technology company for 2003.

Before founding Quovadx, Lorine, who is the company's president and CEO, was vice president of the UltiMedex unit of Micromedex. Prior to that, she was a managing consultant for Microsoft Consulting Services. Below, Lorine fills us in on the two important areas of the software market in which Quovadx competes-healthcare and data integration.-RD


ROB: QUOVADX OPERATES IN TWO DIFFERENT BUT RELATED SOFTWARE SECTORS. ARE MOST OF YOUR CUSTOMERS IN HEALTHCARE?

LORINE: We have about 1,800 customers in healthcare and another 1,800 customers in other industries (primarily media & entertainment, financial, manufacturing and government), so it's about a 50/50 split.

ROB: FIRST, CAN YOU TALK A LITTLE ABOUT SOME GENERAL TRENDS IN THE INTEGRATION AREA?

LORINE: Sure. One thing that we've seen on that side of the business is a broadening of the scope. We really don't consider ourselves just in the integration business anymore. We consider ourselves an application-deployment platform, which is really an integrated set of tools that encompasses integration, business-process automation, Web-services orchestration and application development.

         Those are really the components of our Platform V technology and we think that most companies that are going to be successful in this area have to have all of these tools, not just integration. When you look at integration. what you're seeing in that market is an evolving trend. It's really evolving to a Web-services based architecture. What's most important is the ability to take data and fabricate Web services. Then it's important to be able to orchestrate those Web services into composite applications.

ROB: ON THE INTEGRATION SIDE, DO YOU COMPETE WITH SUCH LARGE PLAYERS AS IBM, TIBCO AND WEBMETHODS?

LORINE: I wouldn't say that we compete directly against Tibco and WebMethods, although we have very similar products. So much of our business is in the healthcare industry, and those two companies rarely go into that space.

         Now I would say that IBM is included here. Clearly, IBM is playing in this space but is doing so more from an IBM-centric perspective. [ Here, Lorine means that Quovadx and other companies are using various platforms, while IBM is concentrated mainly on its own technologies.--RD]

ROB: CAN YOU GIVE US AN EXAMPLE OF A CUSTOMER USING YOUR TECHNOLOGY?

LORINE: Sure. I'll give you an example from a healthcare perspective. Today, in terms of looking at a hospital organization, within their enterprise they have integration technology that helps the various hospital systems communicate with each other. So, they're moving around data-such as lab data and radiology data-and it tends to be an application-to-application transport of data.

         Now what we're seeing is that people want to be able to reuse this data and be able to deliver this data to a physician portal on the Web. An example would be HMA in Florida, which is one of our clients. HMA has created Web services for their various sets of data and is reusing information in a portal, using our technology to actually fabricate and orchestrate those services within that portal application.

ROB: IT ALLOWS THE DATA TO BE EASILY MOVED AROUND AND ACCESSED.

LORINE: Yes, and reused. That's the difference you're seeing from what was traditional integration and what is now being done with the data via Web services. Often, integration really involved being able to interface one application to another application. By creating a


TECH-STOCK PROSPECTOR o 1750 OLD MEADOW RD. o MCLEAN, VA 22102
                                                            DECEMBER 4, 2003 o 3

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AN INTERVIEW WITH...
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continued from page 3


Web service, now you can actually take that information and use it in a variety of different applications. Of course, the fact that it's standardized means that various applications will be able to reuse the data in an easier fashion than in the past.

ROB: THE RECENTLY ANNOUNCED ACQUISITION OF ROGUE WAVE SOFTWARE WILL EXTEND YOUR COMPANY INTO A DIFFERENT AREA.

LORINE: Yes, Rogue Wave has been a leading provider in the C++ application space. [C++ is an old computer language used in customized, mission-critical applications.--RD] What Rogue Wave has recognized is that people want to preserve their C++ applications and want to be able to reuse these applications. Clearly, companies in the financial-services area or the telecom area (the two main industries where Rogue Wave operates) aren't going to go out and rewrite all of their C++ applications because that would be an awfully daunting task. Rogue Wave's LEIF product takes C++ applications and fabricates services from the code base. [LEIF allows old C++ applications to interface easily with a company's divisions or departments running on newer applications, such as Microsoft.NET or J2EE.--RD]

         Our synergy is that Rogue Wave is good at fabricating these services but it really didn't have a technology platform to orchestrate everything. Rogue Wave was creating its own orchestration platform but that's really what our Platform V technology does, so it ends up that we can pick up the LEIF service and add it our platform. Rogue Wave has 18,000 customers in a variety of horizontal markets and is really a major technology brand.

ROB: PLEASE GIVE US A GENERAL OVERVIEW OF THE HEALTHCARE IT SIDE OF YOUR BUSINESS. WHERE IS THIS MARKET HEADED DURING THE NEXT SEVERAL YEARS?

LORINE: In general, the healthcare industry, even though it's an extremely large market, has always been a little reticent to use technology. It's also a fast-growing market because we're all getting older and care more about our health.

         Historically, a lot of healthcare-technology spending has been for medical equipment, not information systems. Finally, the healthcare industry is really getting its arms around being able to use data and information. We've all been waiting for this to happen.

                          ----------------------------
                                 "HEALTHCARE IS
                                BEGINNING TO DO
                               MORE WHEN IT COMES
                          TO ELECTRONIC CONNECTIVITY."
                          ----------------------------

         Healthcare IT is highly fragmented in terms of many different software companies and many different types of systems within a hospital environment. [Integrating all of these systems will help healthcare organizations run more efficiently.--RD]

         We're seeing some different catalysts that are driving technology today within the healthcare market. One is the whole HIPAA movement. [HIPAA stands for the Health Insurance Portability And Accountability Act of 1996. HIPAA, which took effect in October requires the healthcare industry to come up with a standardized method for electronically exchanging administrative and financial information.--RD]

         Healthcare is beginning to do more when it comes to electronic connectivity. What HIPAA has really fostered is for the first time we're really having a standardization of transactions, which has been pretty much in every single industry but healthcare up to this point. What we're seeing is that many large providers and insurers are taking control of their transaction environment through this standardization.

         One example of what's going on is that in the past providers have relied on clearinghouses to transmit financial information to insurers. While we think that providers still need clearinghouses for some of their transactions, with this standardization there is the ability for the provider to directly connect with the insurance companies. This is a pretty disruptive technology. We're on the side of the providers in terms of getting a better ability to be paid. That's really one of the major trends in the healthcare industry: focusing on providers getting paid faster.

         A clearinghouse charges a doctor or hospital a transaction fee for each insurance claim. What HIPAA has said is that if a standardized transaction format is used, the insurer must take the electronic transaction for free. There is really an incentive for these large hospitals to do this on their own because they send millions of transactions a year and will really save money.

ROB: HOW LONG DOES IT TAKE TO GET YOUR SOFTWARE UP AND RUNNING?

LORINE: We can definitely set up


4   DECEMBER 4, 2003                   TECH-STOCK PROSPECTOR 1750 OLD MEADOW RD.
                                                                MCLEAN, VA 22102

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                                                                  LORINE SWEENEY
--------------------------------------------------------------------------------


direct connects with insurers in under 90 days. And the interesting thing about it is that 70% of a provider's transactions are with five to seven insurers. So it's not like you have to set up the software to deal with 100 insurers.

         And providers can still use clearinghouses for the remainder of their transactions (with smaller insurers). The clearinghouses aren't going to go away but they only need to be used where it makes sense.

ROB: HIPAA BECAME EFFECTIVE IN OCTOBER BUT IT SEEMS LIKE IT WILL TAKE SOME TIME FOR EVERYONE TO BECOME COMPLIANT.

LORINE: Yes, there are so many providers and insurers involved here. And some of these transactions are easier to do than others. For example, an authorization and referral transaction is a very difficult transaction because there are a lot of components to it. There has been a lot of difficulty getting these transactions standardized. But just like anything else it takes time. People are really focused on it right now and I'm sure that we're going to see enormous progress over the next year.

         The first stage of HIPAA involves these standardized transactions. And once these standardized transactions become the norm, some of these providers will realize that they can change parts of their whole business model. That's what you're going to see in the next phase of these regulations and it will drive demand for new applications.

ROB: ANY OTHER TRENDS?

LORINE: Another major trend is that people are focused on improving the quality of medical care. There is a big consumer movement afoot as we all age; we want to make sure that the best practices are behind our medical care. That's driving a lot of demand for clinical systems and the integration of various systems to improve work flow.

         Our recent acquisition of CareScience extends Quovadx in the clinical area. CareScience is very focused on improving process automation in the hospital environment by integrating data systems. [CareScience analyzes how a hospital's data systems work together and then identifies opportunities for improving care.--RD]

         CareScience actually works with the clinical records in a hospital environment to identify where the hospitals are having problems treating certain diseases or conditions.

         For example, if you were to go to the hospital today for congestive heart failure you would want to be treated with best practices--the best way to do things. Hospitals always have a set of best practices but often they don't implement them correctly.

         For each disease or condition, CareScience looks at what a hospital's treatments have been compared to the best practices out there, and opportunities are identified based on the data. Today, CareScience works with about 170 hospitals to put in place automated processes.

MY TAKE ON QUOVADX

RECENT PRICE: $4.90
52-WEEK HIGH/LOW: $5.48/$1.50
RECENT MARKET CAP: $162 million
SHARES OUTSTANDING: 30.2 million                (PERFORMANCE CHART)
EST. 2003 EPS: -$0.15
EST 2004 EPS: $0.12
LONG-TERM DEBT: none
CASH & INVESTMENTS $34.9 million ($1.06 a share)

Quovadx appears to be on the rebound. In the third quarter, revenue rose 33% year over year, to $19.9 million, the highest quarterly revenue in company history. Software-license revenue jumped 183% to $7.8 million, which helped gross margins rise to 47.9% from 36.7% in the same period last year.

         Quovadx, which has reported four consecutive quarters of sequential revenue growth, was cash-flow positive on an operating basis in the latest quarter. Thanks in part to the Rogue Wave acquisition, Quovadx is expected to turn profitable next year.

         In July, Quovadx introduced QDX Physician Portal, an application that captures clinical/financial information and presents it to health-services professionals in their desired format. In September, the company completed its $28-million acquisition of CareScience.

         Competition in the healthcare IT industry is intense and Quovadx is a small player. During the next several months, the company will need to integrate two of its largest acquisitions (CareScience and Rogue Wave), which could prove to be a challenge. I'll monitor Quovadx's progress and keep you informed on growth in the overall healthcare-IT space. --RD